Ronit Fischer Senior Counsel 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4816 212.407.4000 646.619.4967
rfischer@loeb.com

April 17, 2008

Mr. Sean Donahue Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	China Bio Energy Holding Group Co., Ltd. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-147953

Dear Mr. Donahue:

On behalf of our client, China Bio Energy Holding Group Co., Ltd., a Delaware corporation (“Company”), we transmit herewith for filing with the Securities and Exchange Commission (“Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 2 (“Amendment”) to the Company’s Registration Statement on Form S-1 (No. 333-147953) (together, the “Registration Statement” ).

The Amendment responds to the comments set forth in the Staff’s letter dated February 25, 2008 (“Staff’s Letter”). In order to facilitate your review of the Amendment, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the Amendment.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

General

1.
You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. For example, we might comment on one section or example in one document, but our silence on similar or related disclosure elsewhere in the same document or in a different document does not relieve you of the need to make similar revisions elsewhere as appropriate.

The Company takes note of the Staff’s comments.

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Mr. Sean Donahue Securities and Exchange Commission April 17, 2008 Page 2

2.	Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

The Company takes note of the Staff’s comment. The Company does not have any proposed artwork or graphics that will be included.

Prospectus Summary, page 1

3.
Please clarify your statement “Although our revenues have increased during the last three years” to indicate that while your revenues increased from 2004 to 2005 and from 2004 as compared to 2006, they decreased from 2005 to 2006.

Although this statement no longer appears in the Prospectus Summary, the Company notes that the decrease in revenues from 2005 to 2006 refers to International Imaging Systems, Inc., the financial statements of which have been removed in accordance with the Staff’s comment number 25 concerning financial statements in general.

4.	Briefly discuss the reasons for structuring your business as described in this section.

As described in the Prospectus Summary, the business was structured as a variable interest entity format because foreign companies are restricted from operating in the finished oil industry. As discussed in our responses to comments 20 and 21 from the Staff, these types of arrangements allow foreign entities to control PRC entities and to receive the benefits of ownership without directly owning such PRC entities.

Risk Factors, page 8

5.
Please avoid statements that mitigate the risk you present. For example, rather than stating that there can be no assurance or no guarantee of a particular outcome, delete such language and state the extent of each risk plainly and directly. In addition, clauses that begin with “although” also require revision.

The disclosure has been revised throughout the “Risk Factors” section to reflect the Staff’s comments.

6.	Eliminate generic risks that apply to all public or all newly public companies, including the risk factor titled “We will incur increased costs as a result of being a public company.”

In response to the Staff’s comment, risk factors that the Company believes to be generic have been eliminated.

7.
Please include a risk factor addressing the fact that you purchase 65% of your gasoline and diesel products from one supplier, and the loss of this supplier would adversely impact your sales because the sales of these products comprise most of your revenue.

In response to the Staff’s comment, the Company has included a risk factor on page 6 addressing the fact that, for the year ended December 31, 2007, it purchased 57.99% of its gasoline and diesel products from one supplier.

Mr. Sean Donahue Securities and Exchange Commission April 17, 2008 Page 3

8.
Given that you depend upon five customers for 73.6% of your business, please include a risk factor discussing the impact that the loss of one or more of these of these customers could have on your business.

Although the reliance on such customers is no longer applicable for the year ended December 31, 2007, the Company has included a risk factor on page 7 to cover the Company’s historical reliance on a limited number of customers in response to the Staff’s comment. In addition, we note that the previously disclosed historical number (73.6%) for 2006 was incorrect and we have corrected it (40%).

Note Regarding Forward-Looking Statements, page 21

9.
If you choose to retain the first sentence of this section, please clearly indicate that, as a penny-stock issuer, the safe harbors set forth in Section 27A of the Securities Act and Section 21 E of the Exchange Act are not available to you.

The first sentence of this section has been revised to reflect the Staff’s comments.

Selling Stockholders, page 22

10.	Please tell us whether any of the selling security holders are broker-dealers or affiliates of broker-dealers.

The Company has informed us that none of the selling security holders are broker-dealers or affiliates of broker-dealers.

Plan of Operation, page 33

11.	Please file as exhibits the employment agreements discussed in this section.

In response to the Staff’s comment, the employment agreements discussed in this section were filed as Exhibits 10.20, 10.21 and 10.22 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Xi’an Baorun Industrial Development Co., Ltd., page 38

12.
MD&A requires not only a “discussion” but also an “analysis” of known material trends, events, demands, commitments and uncertainties. In this regard, MD&A should consist of more than a recitation of the financial statements in narrative form. Rather, you should provide an analysis of the changes in your financial condition and results of operations. In revising your discussion in this section, please refer to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. See SEC Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm and Release No. 33-6835, http://www.sec.gov/rules/interp/33-6835.htm.

The Company has revised the disclosure in response to the Staff’s comments.

Mr. Sean Donahue Securities and Exchange Commission April 17, 2008 Page 4

13.
Please expand your discussion to address your prospects for the future. In this regard, address those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue, or income from continuing operations.

The Company has expanded its discussion in response to the Staff’s comments.

Critical Accounting Policies, page 38

14.
We note that Xi’an Baorun Industrial Development Co. Ltd. is exempt from income tax from the year 2004 through 2010 and has not reported an income tax provision for any of the financial statements presented. Please expand your discussion to address the material implications of the uncertainties associated with the assumptions and estimates underlying your income tax accounting policy.

The Company has expanded its discussion pursuant to the Staff’s comments on pages 21 and 22.

Results of Operations, page 39

15.
Please expand your discussion to address the extent to which your historical financial information is indicative of future results. Also modify your disclosure indicating that the establishment of two agents would result in an increase in revenue for the interim period ended September 30, 2007, in comparison to the interim period ended September 30, 2006, to explain the correlation. For each material income or expense item, please describe the underlying reason for either its existence or fluctuation from the prior period.

The Company has expanded and modified its discussion in response to the Staff’s comments. The Company has revised the disclosure to reflect end of fiscal year 2007 results of operations.

Liquidity and Capital Resources, page 42

16.
Please explain why you believe that your current cash balances, along with your cash flow from operations will be adequate to meet your liquidity needs over the next twelve months. We note that you had net cash used by operations for the nine months ended September 30, 2007. We further note your disclosure on page 32 that “At present, we have sufficient capital on hand to fund our operations only through September of 2007.”

The Company has expanded its discussion to reflect the Staff’s comments on page 23. With respect to the Staff’s comments concerning net cash used by operations for the nine months ended September 30, 2007, and the cited statement on page 32, please note that the material cited by the Staff made reference to the Company prior to the merger and is no longer applicable. The Company has updated its disclosure regarding the year ended December 31, 2007 to reflect the Staff’s comments.

Mr. Sean Donahue Securities and Exchange Commission April 17, 2008 Page 5

17.
Please expand the discussion of your liquidity and capital resources to address known trends, events, or uncertainties that are reasonably likely to have a material impact on your short-term or long-term liquidity.

The Company has expanded its discussion to reflect the Staff’s comments.

18.
Expand your discussion to identify the various drivers underlying your cash flows from operating, investing and financing activities, and to indicate the extent to which the reported amounts are indicative of your expectations for future cash flows. As indicated in FRC 501.13.b, you should address the underlying reasons for material changes.

The Company has expanded its discussion to reflect the Staff’s comments.

Quantitative and Qualitative Disclosures about Market Risk, page 45

19.
We note that you provide qualitative discussion about market risk as it pertains to foreign currency exchange risk. However, it does not appear that you have provided the quantitative disclosures required by Item 305 of Regulation S-K. Please expand your disclosure to provide this information using at least one of the three acceptable disclosure alternatives outlined in Item 305 of Regulation S-K.

Because the Company is a “smaller reporting company” pursuant to Rule 12(b)(2), it is not required to supply the disclosure required by Item 305. Accordingly, the discussion about market risk starting on page 45 has been eliminated.

Business Overview, page 48

20.
Please include substantially enhanced and detailed disclosure regarding the nature and terms of your contractual arrangements with Xi’an Baorun Industrial Development Co., Ltd. For example, explain in detail how the contractual agreements allow you to “secure significant rights to influence Xi’an Baorun’s business operations, policies and management, approve all matters requiring shareholder approval, and the right to receive 100% income earned by Xi’an Baorun.” Among other items, we would expect you to discuss how the shareholders were located, what compensation each receives as a result of the contract, if any, how frequently terms are changed to ensure that you obtain “100% of the income earned by Xi’ an Baorun” and how the contract works in practice. We may have additional comments.

The Company has expanded its disclosure in response to the Staff’s comments.

Mr. Sean Donahue Securities and Exchange Commission April 17, 2008 Page 6

21.
If your counsel or you are aware of other similar business arrangements in China, please supplementally provide us with details including a discussion of whether the government has formally considered the propriety of such an arrangement. If there is none, disclose this.

The Company is aware of many, recent significant transactions - all of which have been subject to review by the Staff - involving PRC companies and the use of contractual control arrangements to meet PRC legal restrictions. VisonChinaMedia Inc. (IPO prospectus December 6, 2007), Spreadtrum Communications, Inc. (IPO prospectus June 26, 2007) and Baidu.com, Inc. (Annual Report on Form 20-F filed May 30, 2007) are just a few examples of this widespread practice for foreign direct investment in regulated industries in China. The Company strongly believes that the structure of its business arrangements is consistent with market practice. The Company has been advised by its PRC counsel that such counsel is not aware that any Chinese government authority has formally considered the propriety of such an arrangement.

Customers, page 58

22.
Please explain your rationale for your statement that “Since we expect that the sale of bio-diesel will account for approximately 5.64% of total revenue for 2007, and oil products will account for 94.36%, our business is not impacted by seasonality.”

Since the Company believes that neither its biodiesel nor oil products business is impacted by seasonality, this statement has eliminated as unnecessary in accordance with Item 101 of Regulation S-K.

Executive Compensation, page 63

23.	Please identify the “comparable peer companies” against whom you compare your executives’ base salary.

The “comparable peer companies” are Xi’an Dongda Petroleum Co., Ltd., Xi’an Dongfang Oil Group Co., Ltd., Shaanxi Baojiang Petroleum and Chemical Co., Ltd., Xi’an Zhongli Petroleum LLC, Xi’an Northern Petroleum Co., Ltd. and Shannxi Dayun Petroleum and Chemical Co., Ltd.

Transactions with Related Persons, Promoters and Certain Control Persons, page 67

24.	Please state whether these transactions were on terms no less favorable than could have been obtained from unaffiliated third parties.

The Company believes that these transactions were on terms no less favorable than could have been obtained from unaffiliated third parties.

Mr. Sean Donahue Securities and Exchange Commission April 17, 2008 Page 7

Financial Statements

General

25.
Please update the financial statements included in your registration statement to comply with Rule 3-12 of Regulation S-X. We understand these financial statements will reflect the share exchange that occurred on October 23, 2007, which you have characterized as a reverse merger recapitalization, rather than a business combination. Since your updated financial statements will cover the period in which the recapitalization has occurred, and your historical financial statements for all periods will be those of the entity identified as the accounting acquirer, we presume you will be removing the financial statements of International Imaging Systems, Inc., and that it will no longer be necessary to present pro forma financial information. Please ensure that the historical stockholders’ equity of the accounting acquirer prior to the reverse merger is retroactively restated to reflect the equivalent number of shares exchanged, similar to a stock split, in addition to giving effect to any difference in the par value of stock.

The Company has updated the financial statements to reflect the Staff’s comments.

26.
Tell us why you have not included separate financial statements of Baorun China Group Limited, the company you identify as the accounting acquirer in the share exchange transaction. Although we understand it was recently created and has no operations, the point at which you transferred the business to this entity should be clear. Please ensure that the composition of your historical financial statements reflects the proper accounting for entities under common control that have been reorganized, and for business acquisitions if applicable; and that labeling and disclosure in the notes to the historical financial statements properly reflect the reconfiguration of the enterprise.

As the Staff notes, the financial statements of Baorun China Group Limited were not included in Amendment No. 1 to the Registration Statement because Baorun China Group Limited was recently created, and had no operations through the point that the Company completed the transaction with Baorun China Group Limited, Redsky Industrial (Xi’an) Co., Ltd. and Xi’an Baorun Industrial Development Co., Ltd.  The only financial statements included in Amendment No. 2 to the Registration Statement are those of the consolidated China Bio Energy Holdings Group Co., Ltd., which is a consolidation of China Bio Energy Holdings Group Co., Ltd. and its subsidiaries, including Baorun China Group Limited. The disclosure in Notes 1 and 16 to the financial statements reflects the Staff’s comments.

Financial Statements of Xi’an Baorun Industrial Development Co., Ltd.

27.
We note that in following the guidance in FIN 46(R), you have identified Xi’an Baorun Industrial Development Co. Ltd. as a variable interest entity, and your indirectly wholly owned subsidiary, Redsky Industrial Co. Ltd., as the primary beneficiary. Accordingly, we understand that you intend to include this variable interest entity in your consolidated financial statements. Please submit the analysis that you performed in reaching these conclusions, and address each of the following points. Please be sure to identify the specific provisions within the agreements that support your conclusions.

A.
Tell us of any regulations imposed or entitlements held by governing authorities that may inhibit your ability to exercise effective control of this entity, not withstanding your contractual agreements.

The Company is not aware of any such regulations or entitlements that may inhibit its ability to exercise effective control of Xi’an Baorun Industrial Development Co. Ltd.

Mr. Sean Donahue Securities and Exchange Commission April 17, 2008 Page 8

B.	Explain why Xi’an Baorun Industrial Development Co. Ltd. does not fall under the scope exceptions outlined in paragraph 4(h) of FIN 46R.

The Company believes that it is correctly categorized as a variable interest entity. Redsky Industrial Co. Ltd. is an entity that is designed so that substantially all the activities of Xi’an Baorun Industrial Development Co. Ltd. are conducted on its behalf.

C.
Provide specific details about your obligation to absorb the majority of the losses and your right to receive the majority of the expected residual benefits of Xi’an Baorun Industrial Development Co. Ltd., with reference to the specific sections of the agreements governing these obligations and rights.

Section 2 of the Exclusive Business Cooperation Agreement, as amended, between Redsky Industrial (Xi’an) Co., Ltd. and Xi’an Baorun Industrial Development Co., Ltd. provides that Redsky Industrial (Xi’an) Co., Ltd. is to receive service fees equal to 100% of the net income of Xi’an Baorun Industrial Development Co., Ltd. and to assume or make up 100% of any loss incurred by Xi’an Baorun Industrial Development Co., Ltd. The Exclusive Business Cooperation Agreement and the Amendment thereto were previously filed with the Commission as Exhibit 10.6 to the Registration Statements and Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, respectively.

D.	Please describe the amount and form of any consideration negotiated in conjunction with the contractual arrangements between Xi’an Baorun Industrial Development Co. Ltd. and Redsky Industrial Co. Ltd.

Other than the fees referred to in the Exclusive Business Cooperation Agreement, as amended, between Redsky Industrial (Xi’an) Co., Ltd. and Xi’an Baorun Industrial Development Co., Ltd. and the Exclusive Option Agreements among Redsky Industrial (Xi’an) Co., Ltd., Xi’an Baorun Industrial Development Co., Ltd. and the individual stockholders of Xi’an Baorun Industrial Development Co., Ltd., there is no other consideration.

Mr. Sean Donahue Securities and Exchange Commission April 17, 2008 Page 9

E.
Tell us how you measured and accounted for Xi’an Baorun Industrial Development Co. Ltd.’s assets and liabilities at the date Redsky Industrial Co. Ltd became its primary beneficiary (indicate whether you are accounting for this transaction as a business acquisition or a reorganization of entities under common), and identify the basis for your methodology.

The Company has measured and accounted for Xi’an Baorun Industrial Development Co. Ltd.’s under the guidance of FIN 46(R) paragraph 19 and is accounting for this transaction as a reorganization of entities under common control. As Redsky Industrial (Xi’an)Co. Ltd is the primary beneficiary and is under common control with Xi’an Baorun Industrial Development Co. Ltd. (the variable interest entity), Redsky Industrial (Xi’an) Co. Ltd initially measured the assets and liabilities of Xi’an Baorun Industrial Development Co. Ltd. at the amounts at which they are carried in the accounts of Redsky Industrial (Xi’an) Co. Ltd, the company that controls Xi’an Baorun Industrial Development Co. Ltd.

F.
Tell us whether Xi’an Baorun Industrial Development Co. Ltd. is a self supporting business. Please explain the basis for your view, with reference to the guidance in paragraphs 5(a), 9 and 10 of FIN 46(R), and indicate the extent to and conditions under which its shareholders intend to invest additional capital in the company.

Xi’an Baorun Industrial Development Co. Ltd. is not a self-supporting entity and requires the support of Redsky Industrial (Xi’an) Co. Ltd and their related entities. The conditions as mentioned in FIN 46(R) paragraph 5(a), 9 and 10 are applicable to Xi’an Baorun. The investment in Xi’an Baorun Industrial Development Co. Ltd. by Redsky China and its related entities is at risk. Redsky Industrial (Xi’an) Co. Ltd and its related entities were required to finance Xi’an Baorun Industrial Development Co. Ltd. through the issuance of preferred shares by the Company, Redsky Industrial (Xi’an) Co. Ltd’s ultimate parent. The financing of Xi’an Baorun Industrial Development Co. Ltd. was required in order for Xi’an Baorun Industrial Development Co. Ltd. to pursue bio-energy production projects, and to expand existing conventional oil/energy projects. The management of Xi’an Baorun Industrial Development Co. Ltd. considers their activities to be of a high risk nature. Bio-energy production, and the marketing of their products, is an industry with limited operating history, and might require additional financing above what Redsky Industrial (Xi’an) Co. Ltd and its related entities have currently advanced to Xi’an Baorun Industrial Development Co. Ltd.

G.
Please tell us whether you can sell your rights in the agreements with Xi’an Baorun Industrial Development Co. Ltd. to others, including unrelated parties, without prior approval from this entity or other parties; and if not, explain the process of identifying Redsky Industrial Co. Ltd as the primary beneficiary, relative to the guidance in paragraphs 14, 16(d), and 17 of FIN 46(R).

Redsky Industrial (Xi’an) Co., Ltd., the Company’s indirectly wholly-owned subsidiary, has the right to assign its rights under the agreements with Xi’an Baorun Industrial Development Co. Ltd. to any third parties, without the consent of Xi’an Baorun Industrial Development Co. Ltd. or other parties.

Mr. Sean Donahue Securities and Exchange Commission April 17, 2008 Page 10

H.
We note that Redsky Industrial Co. Ltd. has an exclusive option agreement with the shareholders of Xi’an Baorun Industrial Development Co. Ltd. to purchase a portion or all of their equity interests in Xi’an Baorun Industrial Development Co. Ltd for a purchase price to be designated by Redsky Industrial Co. Ltd.

Tell us how the call option price would be determined and how it would compare to both the fair value and book value at the date of the agreement. Please also tell us whether Redsky Industrial Co. Ltd. actually intends to purchase Xi’an Baorun Industrial Development Co. Ltd., if permitted by Chinese law.

The exclusive option agreement states that the purchase price such agreement is to be designated by Redsky Industrial (Xi’an) Co. Ltd. unless an appraisal is required. No reference is made as to how such a purchase price should be valued if designated by Redsky Industrial (Xi’an) Co. Ltd. The Company has been advised by its PRC counsel that this arrangement is acceptable under Chinese law. If permitted by Chinese law and after analysis that the effect on the Company would be favorable, the Company would most likely make such purchase.

28.
Please confirm that you have filed as exhibits all relevant agreements related to the contractual relationship existing between Xi’an Baorun Industrial Development Co. Ltd. and Redsky Industrial Co. Ltd.

In accordance with the Staff’s comments, the following documents were filed as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007:

Amendment to Exclusive Business Cooperation Agreement by and between Redsky Industrial (Xi’an) Co., Ltd. and Xi’an Baorun Industrial Development Co. Ltd.
Nominee Letter between Redsky Industrial (Xi’an) Co., Ltd. and Gao Xincheng
Nominee Letter between Redsky Industrial (Xi’an) Co., Ltd. and Gao Huiling
Nominee Letter between Redsky Industrial (Xi’an) Co., Ltd. and Liu Yunlong
Power of Attorney of Gao Xincheng
Power of Attorney of Gao Huiling
Power of Attorney of Liu Yunlong

Mr. Sean Donahue Securities and Exchange Commission April 17, 2008 Page 11

Interim Period Financial Statements, page F-61

Note 8 - Short-Term Loans, page F-71

29.
We understand that you entered into a short term loan on August 31, 2007. However, your disclosure indicates a repayment date of August 30, 2007. Please revise your disclosure to indicate the correct date this loan must be repaid.

The Company has revised the disclosure to indicate a repayment date of August 30, 2008.

Exhibits

30.	Please file as exhibits your agreements with Shaan Xi Yanchang Oil (Group) Company, as well as your agreements with your top 5 customers identified on page 58.

In accordance with the Staff’s comment, the Company filed these agreements as exhibits to Annual Report on Form 10-K for the fiscal year ended December 31, 2007. For the year ended December 31, 2007, the Company did not have a single customer that represented more than 5% of its sales. As reflected on page 38 of the Amendment, the Company’s top 5 customers represented in the aggregate less than 20% of its sales.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4816 or my colleague Mitchell Nussbaum at (212) 407-4159.

Sincerely,

/s/ Ronit Fischer

Ronit Fischer
Senior Counsel